Exhibit 21.1
Subsidiaries of Cancer Genetics, Inc.

State or Country
of Incorporation
Name	or Organization

Gentris, LLC	Delaware

Gentris Hong Kong Limited	China

Gentris Shanghai Pharma Science & Technology Co. Ltd	China

PMFO, LLC	New Jersey

Wogolos, Ltd.	Israel

vivoPharm Pty, Ltd.	Australia

RDDT Pty, Ltd.	Australia

vivoPharm Europe, Ltd.	Germany

vivoPharm, LLC	Delaware